Exhibit 21
Subsidiaries of RealBiz Media Group, Inc.

The following are the significant subsidiaries of RealBiz Media Group, Inc.:

State of Incorporation
RealBiz360, Inc.	Delaware

RealBiz Holdings Inc.	Canada

RealBiz 360 Enterprise Inc.	Canada